Filed by CCH II, LLC
Pursuant to Rule 425 under the Securities Act of 1933
Subject Corporation: Charter Communications, Inc.
Registration No.: 000-27927

NEWS
We have filed a registration statement on Form S-4 (including the prospectus contained therein) with the Securities and Exchange Commission for the issuance of securities to which this communication relates. Before you tender the subject securities or otherwise make any investment decision with respect to the subject securities or the securities being offered, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about Charter Communications, Inc. and its subsidiaries. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by contacting Charter’s Investor Relations department at Charter Plaza, 12405 Powerscourt Drive, St. Louis, Missouri 63131, telephone number (314) 965-0555.
FOR RELEASE: 6:00AM CT, Friday, August 11, 2006
CHARTER COMMUNICATIONS ANNOUNCES EXCHANGE OFFER FOR UP TO $450 MILLION PRINCIPAL AMOUNT OF 5.875% CONVERTIBLE SENIOR NOTES DUE 2009
ST. LOUIS, MO — Charter Communications, Inc. (Nasdaq: CHTR) (“Charter” or the “Company”) announced today that its wholly owned subsidiary, CCHC, LLC (“CCHC”) and CCHC’s wholly owned subsidiary, CCH II, LLC (“CCH II” and, together with CCHC, the “Offerors”), have filed a registration statement on Form S-4 with the United States Securities and Exchange Commission (“SEC”) relating to a proposed exchange offer (the “Convertible Exchange Offer”) for up to $450.0 million of its $862.5 million principal amount outstanding 5.875% Convertible Senior Notes due 2009 (“Convertible Notes”). The purpose of the Exchange Offer is to improve Charter’s financial flexibility by extending debt maturities and reducing overall indebtedness.
The Offerors are offering up to $188.0 million in cash, 45 million shares of Class A Common Stock of Charter (“Class A Common Stock”) and $146.3 million principal amount of new CCH II Notes (“CCH II Notes”) in exchange for up to $450.0 million aggregate principal amount of Convertible Notes.
The exchange consideration offered per $1,000 principal amount of Convertible Notes validly tendered for exchange and not validly withdrawn on or prior to the expiration date consists of:
•	$417.75 in cash,

•	100 shares of Class A Common Stock, and

•	$325.00 principal amount of 10.25% Senior Notes due 2010 issued by CCH II as an addition to its currently outstanding series.

The CCH II Notes will be pari passu with, of the same class as, and otherwise be substantially identical in all respects to approximately $2.1 billion principal amount of currently outstanding CCH II notes. The CCH II Notes will be issued under a temporary CUSIP number until the next interest payment date, which is expected to be September 15, 2006, at which time it is expected that they will be mandatorily merged into the existing CUSIP number of approximately $1.6 billion outstanding principal amount of CCH II notes.
The Convertible Exchange Offer is not conditioned on a minimum amount of Convertible Notes being tendered. However, the Offerors will not accept for exchange more than $450.0 million principal amount of Convertible Notes (the “Maximum Amount’’). As a result, if more than the Maximum Amount of Convertible Notes is validly tendered and not validly withdrawn, the Offerors will accept Convertible Notes from each holder pro rata, based on the total principal amount of Convertible Notes validly tendered and not validly withdrawn.
Subject to applicable securities laws and the terms set forth in this Convertible Exchange Offer, the Offerors reserve the right to amend the Convertible Exchange Offer in any respect; however, the Offerors do not currently intend to change the amount of Class A Common Stock offered to more than 134 shares or less than 67 shares per $1,000 principal amount of Convertible Notes.
The Convertible Exchange Offer will expire at 11:59 PM ET on September 8, 2006, unless extended or earlier terminated. A registration statement relating to the Convertible Exchange Offer is being filed today with the SEC but will not be effective upon filing. The CCH II Notes and shares may not be issued, nor may the Convertible Exchange Offer be accepted, prior to the time the registration statement becomes effective.
In conjunction with certain private exchange offers, also being commenced today, by subsidiaries of Charter Communications Holdings LLC, CCHC will contribute its 70% interest (the “CC VIII Interest”) in the Class A preferred equity interests of CC VIII, LLC, a majority-owned indirect subsidiary of Charter Communications Operating, LLC, to CCH I, LLC (“CCH I”). The CC VIII Interest will be pledged as security for approximately $2.5 billion in outstanding 11% Senior Secured Notes due 2015 of CCH I (“CCH I Notes”) as well as up to an additional $675 million in additional CCH I Notes that may be issued in the private exchange offers.
The Tender Offer Statement, also being filed today with the SEC (including the prospectus attached as an exhibit thereto, a related letter of transmittal and other offer documents, collectively the “Offer Documents”) contains important information that should be read carefully before any decision is made with respect to the Convertible Exchange Offer. It is likely that, during the pendency of the Convertible Exchange Offer, the market price of Charter’s Class A Common Stock will be volatile.
The Offer Documents will be made available to all holders of the Convertible Notes. Copies of the prospectus and related letter of transmittal may be obtained from Global Bondholder Services Corporation, the information agent for the Exchange Offer, at (866) 470-3700 (U.S. Toll-free) or (212) 430-3774. The Dealer Managers for the Exchange

Offer are Citigroup Global Markets Inc. and Banc of America Securities LLC. For additional information, you may contact the Citigroup Special Equity Transactions Group at (877) 531-8365 (U.S. Toll-free) or (212) 723-7406 or the Banc of America Convertible Securities Department at (888) 583-8900 x2200 (U.S. Toll-free) or (212) 933-2200. The Offer Documents will also be available free of charge at the SEC’s website at www.sec.gov.
This press release is neither an offer to sell nor a solicitation of an offer to buy any securities. There shall not be any sale of the CCH II Notes or shares to be issued in the exchange in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of such jurisdiction.
About Charter Communications®
Charter Communications, Inc. is a leading broadband communications company and the third-largest publicly traded cable operator in the United States. Charter provides a full range of advanced broadband services, including advanced Charter Digital® video entertainment programming, Charter High-Speed™ Internet access service, and Charter Telephone™ services. Charter Business™ similarly provides scalable, tailored and cost-effective broadband communications solutions to business organizations, such as business-to-business Internet access, data networking, video and music entertainment services and business telephone. Charter’s advertising sales and production services are sold under the Charter Media® brand. More information about Charter can be found at www.charter.com.
Contact:

Media:	Analysts:
Anita Lamont	Mary Jo Moehle

(314) 543-2215	(314) 543-2397
Cautionary Statement Regarding Forward-Looking Statements:
This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), regarding, among other things, our plans, strategies and prospects, both business and financial. The Company will not undertake to revise forward-looking projections to reflect events after this date. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Many of the forward-looking statements contained in this release may be identified by the use of forward-looking words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” and “potential,” among others. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this release are set forth in reports or documents that we file from time to time with the SEC, and include, but are not limited to:

•	the availability, in general, of funds to meet interest payment obligations under our debt and to fund our operations and necessary capital expenditures, either through cash flows from operating activities, further borrowings or other sources and, in particular, our ability to be able to provide under applicable debt instruments and under applicable law, such funds (by dividend, investment or otherwise) to the applicable obligor of such debt;

•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which would result in a violation of the applicable facility or indenture and could trigger a default of other obligations under cross-default provisions;

•	our ability to pay or refinance debt prior to or when it becomes due and/or to take advantage of market opportunities and market windows to refinance that debt through new issuances, exchange offers or otherwise, including restructuring our balance sheet and leverage position;

•	our ability to sustain and grow revenues and cash flows from operating activities by offering video, high-speed Internet, telephone and other services and to maintain and grow a stable customer base, particularly in the face of increasingly aggressive competition from other service providers;

•	our ability to obtain programming at reasonable prices or to pass programming cost increases on to our customers;

•	general business conditions, economic uncertainty or slowdown; and

•	the effects of governmental regulation, including but not limited to local franchise authorities, on our business.
All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. We are under no duty or obligation to update any of the forward-looking statements after the date of this release.